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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LAKES ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
51206P 10 9
(CUSIP Number)
Neil Sell, as Trustee of the
Bradley Berman Irrevocable Trust
Julie Berman Irrevocable Trust
Jessie Lynn Berman Irrevocable Trust and
Amy Berman Irrevocable Trust
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8337
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51206P 10 9

1	NAMES OF REPORTING PERSONS

	Neil Sell, Individually and as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	PF (individual shares) OO (shares held by trusts)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		71,898

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,278,542

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,898

WITH	10	SHARED DISPOSITIVE POWER

		2,278,542

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,350,440

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, OO

CUSIP No.	51206P 10 9

1	NAMES OF REPORTING PERSONS Douglas Dalton, as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,278,542

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,278,542

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,278,542

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, $.01 par value, of Lakes Entertainment, Inc., a Minnesota corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive office is 130 Cheshire Lane, Minnetonka, MN 55305.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c) Neil I. Sell and Douglas Dalton, Trustees of the Bradley Berman Irrevocable Trust, the Julie Berman Irrevocable Trust, the Jessie Lynn Berman Irrevocable Trust, and the Amy Berman Irrevocable Trust (together, the “Trusts”) are the persons filing this Schedule 13D (the “Reporting Persons”). The beneficiaries of the Trusts are the adult children of Lyle Berman, the Chairman of the Board and Chief Executive Officer of the Issuer. The address of the Reporting Persons is c/o Maslon Law Firm, 90 South 7th Street, Suite 3300, Minneapolis, MN 55402.
(d)-(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Persons are citizens of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Persons used funds of the Trusts to obtain the shares of Common Stock which are held in the Trusts, and Mr. Sell used personal funds for those shares held individually.
ITEM 4. PURPOSE OF TRANSACTION
The shares of Lakes Entertainment, Inc. Common Stock subject to this Statement are held by the Reporting Persons, as trustees for the benefit of the Trusts, and by Mr. Sell, individually, solely for investment purposes. Mr. Sell is a Director of the Company. Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.
Except as indicated below, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D:
On October 7, 2008, the Company announced that on October 1, 2008, its Board of Directors declared a stock dividend of all of the Company’s shares in WPT Enterprises, Inc., a majority owned subsidiary of the Company.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a), (b) The Reporting Persons are the trustees of the Trusts. The beneficiaries of the Trusts are Bradley Berman, Julie Berman, Jessie Lynn Berman, and Amy Berman. The Reporting Persons share voting and dispositive power with respect to the 2,278,542 shares of Common Stock held by the Trusts in the aggregate. In addition, Mr. Sell holds 71,898 shares individually, which includes 63,500 shares that may be purchased under stock options that are currently vested.
Mr. Sell, as Trustee of the Trusts and individually, beneficially owns 9.4% of the Issuer’s Common Stock. Mr. Dalton, as Trustee of the Trusts, beneficially owns 9.1% of the Issuer’s Common Stock. Based upon the most recently filed Form 10-Q, the Issuer has 24,953,719 shares outstanding as of August 5, 2008.
(c) The following chart lists the Trusts’ purchases in the aggregate during the 60 days prior to August 8, 2008, and since that date:

Date of Purchase	Amount	Price per share
6/12/08	150,000	$5.50
8/8/08	110,431	$5.48
8/13/08	2,869	$5.982
8/14/08	500	$5.974
8/18/08	8,200	$5.979
8/19/08	22,500	$5.798
8/20/08	9,500	$5.883
8/21/08	7,630	$5.983
8/25/08	8,201	$6.237
8/26/08	22,510	$6.248
(d), (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
The Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
99.1 Joint Filing Agreement.

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: October 14, 2008

/s/ Neil Sell
Neil Sell, Individually, and as Trustee of
The Bradley Berman Irrevocable Trust
The Julie Berman Irrevocable Trust
The Jessie Lynn Berman Irrevocable Trust and
The Amy Berman Irrevocable Trust

/s/ Douglas Dalton
Douglas Dalton, as Trustee of
The Bradley Berman Irrevocable Trust
The Julie Berman Irrevocable Trust
The Jessie Lynn Berman Irrevocable Trust and
The Amy Berman Irrevocable Trust

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Joint Filing Agreement.